82-5182

Regulat[illegible]ry Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:28 11-Apr-06
Number	3972B

Michael Page
INTERNATIONAL





06012754

RNS Number:3972B
Michael Page International PLC
11 April 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HARRIS ASSOCIATES L.P. AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

UNKNOWN

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

UNKNOWN

dlw 4/24

9) Class of security

ORDINARY SHARES

10) Date of transaction

7/4/06

12) Total holding following this notification

[illegible]1,901,346

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

9.41%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932-264143

16) Name and signature of authorised company official responsible for making this notification

J. TATHAM

Date of Notification 11/4/2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-5162

Director's shareholding

Michael Page International plc (the 'Company') announces that on 12 April 2006, Steve Ingham and Stephen Puckett, Executive Directors of the Company, (i) exercised options under the Michael Page Executive Share Option Scheme ('ESOS') to acquire the number of Ordinary Shares of 1p each ('Shares')in the Company at the price per Share detailed below and (ii) sold the number of Shares at the price per Share detailed below.

Steve Ingham

Number of options exercised	Exercise price	Number of shares sold	% of Issued Share Capital	Sale price
515,559	£1.75	515,559	0.15%	£3.681
300,000	£1.86	300,000	0.09%	£3.681
200,000	£0.815	200,000	0.06%	£3.681

Stephen Puckett

Number of options exercised	Exercise price	Number of shares sold	% of Issued Share Capital	Sale price
515,559	£1.75	515,559	0.15%	£3.681
300,000	£1.86	300,000	0.09%	£3.681
200,000	£0.815	200,000	0.06%	£3.681

Following these transactions, their total holding in the Company are shown below.

Shares / Options	Steve Ingham Number held and % of issued share capital	Steve Puckett Number held and % of issued share capital
Shares	1,000,000 (0.29%)	203,526 (0.06%)
ESOS options	334,441	334,441
Incentive Share Plan	273,892	273,892
Annual Bonus Plan	180,709	184,122

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Michael Page International plc
Richard McBride, Company Secretary 01932 264141